REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors of The Glenmede Fund, Inc. and Shareholders of Government Cash Portfolio, Tax-Exempt Cash Portfolio, Core Fixed Income Portfolio, Strategic Equity Portfolio, Small Capitalization Value Portfolio, Large Cap Value Portfolio, International Portfolio, Institutional International Portfolio, Small Capitalization Growth Portfolio and Core Value Portfolio:


In our opinion, the accompanying statements of assets and liabilities, including the schedules of portfolio investments, and the related statements of operations and of changes in net assets and of cash flows (Core Fixed Income Portfolio only) and the financial highlights present fairly, in all material respects, the financial position of Government Cash Portfolio, Tax-Exempt Cash Portfolio, Core Fixed Income Portfolio, Strategic Equity Portfolio, Small Capitalization Value Portfolio, Large Cap Value Portfolio, International Portfolio, Institutional International Portfolio, Small Capitalization Growth Portfolio and Core Value Portfolio (ten of the portfolios comprising The Glenmede Fund, Inc., hereafter referred to as the "Funds") at October 31, 2001, and the results of each of their operations, the changes in each of their net assets, the cash flows (Core Fixed Income Portfolio only) and the financial highlights for each of the fiscal periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatment. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2001 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Baltimore, Maryland
November 30, 2001


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                            THE GLENMEDE FUND, INC.



 Subsequent Event (Unaudited)

Shareholders of the Institutional International Portfolio and the International Portfolio (the "International Portfolios") are being asked to vote on the following proposals at a special meeting of Shareholders to be held on December 26, 2001:

1. Shareholders of the Institutional International Portfolio are being asked to approve a new investment advisory agreement (the "New Advisory Agreement") between the Fund, on behalf of the Institutional International Portfolio, and Philadelphia International Advisors LP, ("Philadelphia International"), pursuant to which Philadelphia International would act as the new investment advisor to the Portfolio; and

2. Shareholders of the International Portfolio are being asked to approve a sub-investment advisory agreement (the "Sub-Advisory Agreement") among the Fund, on behalf of the International Portfolio, Glenmede Advisors, Inc. and Philadelphia International, pursuant to which Philadelphia International would act as the investment sub-advisor to the Portfolio under the supervision of Glenmede Advisors, Inc. as investment advisor.

Glenmede Advisors, Inc. currently serves as the advisor to the International Portfolios and manages their assets pursuant to investment advisory agreements between Glenmede Advisors, Inc. and the International Portfolios.

The current employees of Glenmede Advisors, Inc. primarily responsible for the portfolio management of the International Portfolios recently formed a limited partnership. It is proposed that this new limited partnership, Philadelphia International manage the assets of the International Portfolios as advisor to the Institutional International Portfolio and sub-advisor to the International Portfolio under the supervision of Glenmede Advisors, Inc. as investment advisor. The management of the International Portfolios' assets by Philadelphia International will not result in a change in the management team, investment philosophy or investment management process. In particular, Andrew B. Williams, who has been primarily responsible for the management of the Institutional International Portfolio and the International Portfolio since each commenced operations on August 1, 1992 and November 17, 1988, respectively, will continue to be primarily responsible for the management of each of the International Portfolios at Philadelphia International.

At a meeting to be held on December 10, 2001, it is expected that the Board of Directors of the Company will approve the New Advisory Agreement and Sub-Advisory Agreement, subject to approval by the shareholders. If approved by the Directors and shareholders, the New Advisory Agreement and Sub- Advisory Agreement will become effective January 1, 2002.